SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On August 20, 2003, a Special Meeting of Shareholders of the GKM Growth Fund (the "Fund") was held to approve or disapprove a new Investment Management Agreement with GKM Advisers, LLC. The total number of shares of the Fund present in person or by proxy represented 91.6% of the shares entitled to vote at the Special Meeting.

     The shareholders of the Fund voted to approve the new Investment Management Agreement with GKM Advisers, LLC. The votes cast with respect to the proposal were as follows:

                               Number of Shares
            --------------------------------------------------
                 For               Against           Abstain
            -------------         ---------         ---------
            1,281,202.055             0             9,720.873